

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

<u>**Via E-Mail**</u>
Louis T. Hsieh
President and Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidan District, Beijing 100080
People's Republic of China

Re: **New Oriental Education & Technology Group Inc.**
   Form 20-F for the Fiscal Year Ended May 31, 2011
   Filed October 14, 2011
   Form 20-F for the Fiscal Year Ended May 31, 2012
   Filed October 12, 2012
   No. 001-32993

Dear Mr. Hsieh:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Carlos Pacho for

             Larry Spirgel
             Assistant Director